United States securities and exchange commission logo





                            February 21, 2024

       Cong Shi
       Director
       Helport AI Limited
       9 Temasek Boulevard #07-00, Suntec Tower Two
       Singapore 038989

                                                        Re: Helport AI Limited
                                                            Registration
Statement on Form F-4
                                                            Filed February 8,
2024
                                                            File No. 333-276940

       Dear Cong Shi:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Registration Statement on Form F-4

       Summary Unaudited Pro Forma Condensed Combined Financial Statements, page 58

   1.                                                   Please consider
revising your disclosures here to present a "summary" of your pro forma information. In this
regard, consider including only the information in the pro forma balance sheet and pro
forma income statement columns for Scenario 1 and Scenario 2, excluding the
adjustment columns, with a cross reference to the more detailed pro forma financial information
beginning on page 152.
       Risk Factors
       Risks Related to Helport's Business, page 79

   2. We note your response to prior comment 16. Please describe the risks related to using open source software in
your product offerings, including whether the use of open source software could impact
your ability to offer your products in the future.
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany21,
February   NameHelport
             2024      AI Limited
February
Page 2 21, 2024 Page 2
FirstName LastName
The Business Combination Proposal
Earnout, page 104

3. We note your response to prior comment 8. To avoid confusion as to the terms of the business combination agreement, please revise to remove the section describing the no longer applicable earnout provision. Any discussion of the earnout should be limited to the narrative disclosure of the background of the business combination.
Summary of Opinion of ValueScope, Inc. as Financial Advisor to Tristar, page
123

4. We note your response to prior comment 11 and that ValueScope developed its own projections, based on the historical financial performance of Helport, in connection with rendering its fairness opinion. As such, please provide the full projections in your disclosure, along with the material assumptions and limitations underlying them.
Unaudited Pro Forma Condensed Combined Financial Statements
Basis of Pro Forma Presentation, page 153

5. We note your response to prior comment 12. However, your disclosure continues to state that the historical financial statements have been adjusted to give pro forma effect to events that are directly attributable, factually supportable and expected to have a continuing impact on the results of the combined company. This language relates to legacy pro forma guidance that was superseded by SEC Release No. 33-10786. Please revise to remove this language here and on page 60.
Unaudited Pro Forma Combined Balance Sheet, page 154

6. The pro forma cash and total assets under Scenario 2 do not foot. Please revise.
7. You state in your response to prior comment 12 that you revised pro forma adjustment (3)
         to specifically quantify each component of the adjustment and to which entity the fee relates. However, such information has not been provided. In your response, please provide us with a detailed breakdown of the $5,707,943 adjustment to cash. Describe each individual item and identify to which entity it relates. To the extent any amounts relate to expenses already incurred and paid by either Helport or Tristar, explain why you are deducting such amount from cash and cash equivalents. In addition, tell us whether the
         $3.5 million of Purchaser Transaction Expense payable by the Pubco as discussed on page
         18 is reflected in this adjustment. Lastly, revise your pro forma footnotes to further clarify this adjustment.
Liquidity and Capital Resources, page 212

8. We note your revised disclosures in response to prior comment 20 where you state that you usually grant customers a credit term between 180 and 365 days. Please reconcile this with your disclosure on page 188 where you indicate that customers can "choose to settle their bills on a quarterly or annual basis," and revise as necessary. Cong Shi
Helport AI Limited
February 21, 2024
Page 3
Helport Limited - Combined Statements of Cash Flows, page F-6

9. We note from your response to prior comment 22 that you did not reflect the intangible assets acquired from Youfei Shuke in the statement of cash flows because you had not yet paid the contract fee for the development of such asset. Tell us why the amounts have not yet been paid and how that complies with the terms of the agreements in
Section 4 of
       Exhibits 10.18 and 10.19. Also, please revise to include a discussion of this transaction in the statement of cash flows or the notes thereto as a non-cash transaction and confirm that you intend to reflect the intangible asset in investing activities in the period in which the amounts are paid. We refer you to ASC 230-10-50-3 through 50-6.
Notes to Helport Limited Financial Statements, page F-7

10. You state in your response to prior comment 21 that you included information regarding the subscription receivables in the notes to the combined financial statements; however, it appears that no such revisions have been made. Please revise or explain. General

11. Please update your disclosures on pages 33, 50 and 61 to include the additional $500,000 of proceeds received on January 5, 2024 for the September 2023 promissory notes.
12. Please provide us with any correspondence between Wells Fargo Securities and Tristar or Loop Capital and Tristar relating to the resignation of the firms.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameCong Shi
                                                             Division of
Corporation Finance
Comapany NameHelport AI Limited
                                                             Office of
Technology
February 21, 2024 Page 3
cc:       Ying Li
FirstName LastName